FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Timken, Ward J.	2. Issuer Name and Ticker or Trading Symbol The Timken Company (TKR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Vice President
(Last) (First) (Middle) The Timken Company 1835 Dueber Avenue, S.W.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/28/03
(Street) Canton, OH 44706		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/28/03		P		900	A	16.00
Common Stock	2/28/03		P		100	A	15.99	451,168	D
Common Stock								1,991	I	Savings Inv. Plan
Common Stock								32,712	I	By Spouse(1)
Common Stock								44,498	I	Co-Trustee(1)(2)
Common Stock								44,498	I	Co-Trustee(1)(3)
Common Stock								44,498	I	Co-Trustee(1)(4)
Common Stock								24,000	I	Co-Trustee(1)(5)
Total								643,365
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	18.6875							(6)	4/18/05	Common Stock	1,250		1	D
Employee Stock Option (Right to Buy)	22.0625							(7)	4/16/06	Common Stock	3,000		1	D
Employee Stock Option (Right to Buy)	26.4375							(8)	4/16/07	Common Stock	4,500		1	D
Employee Stock Option (Right to Buy)	33.75							(9)	4/21/08	Common Stock	7,000		1	D
Employee Stock Option (Right to Buy)	19.5625							(10)	4/20/09	Common Stock	8,000		1	D
Employee Stock Option (Right to Buy)	15.875							(11)	4/18/10	Common Stock	7,000		1	D
Employee Stock Option (Right to Buy)	15.02							(12)	4/17/11	Common Stock	7,000		1	D
Employee Stock Option (Right to Buy)	25.40							(13)	4/16/12	Common Stock	10,000		1	D
Total													8

Explanation of Responses:

(1) DISCLAIMER: Undersigned disclaims any beneficial ownership.
(2) Indirect beneficial ownership by self as co-trustee for WR Timken Trust VIII, FBO Robert R. Timken.
(3) Indirect beneficial ownership by self as co-trustee for WR Timken Trust IX, FBO Ward J. Timken, Jr.
(4) Indirect beneficial ownership by self as co-trustee for WR Timken Trust X, FBO Elizabeth Blyth Timken.
(5) Indirect beneficial ownership by self as co-trustee for WR Timken Trust FBO Great-Grandchildren.
(6) Option was granted to the reporting person under the Timken Company Long-term Incentive Plan pursuant to an exemption under Rule 16b-3. Option becomes exercisable in annual 25 percent increments beginning on April 18, 1996, the first anniversary of the date of the grant. Option becomes fully exercisable upon the occurrence of a change in control of the Company or other similar event. Option includes rights to receive dividend equivalents payable in shares of common stock on a deferred basis. The total option granted (as adjusted for a 2 for 1 stock split) was for 5,000 shares, of which 3,750 have been exercised.
(7) Employee stock option with limited transferability granted pursuant to the Timken Company Long-Term Incentive Plan. Option becomes exercisable in annual 25 percent increments beginning on April 16, 1997, the first anniversary of the date of the grant. Option becomes fully exercisable upon the occurrence of a change in control of the Company or other similar event. Option includes rights to receive dividend equivalents payable in shares of common stock on a deferred basis. The total option granted (as adjusted for a 2 for 1 stock split) was for 6,000 shares of which 3,000 have been exercised.
(8) Same as [7] above, except option becomes exercisable in annual 25 percent increments beginning April 15, 1998, the first anniversary of the date of the grant. The total option granted (as adjusted for a 2 for 1 stock split) was for 6,000 shares of which 1,500 have been exercised.
(9) Same as [7] above, except option becomes exercisable in annual 25 percent increments beginning April 21, 1999, the first anniversary of the date of the grant.
(10) Same as [7] above, except option becomes exercisable in annual 25 percent increments beginning April 20, 2000, the first anniversary of the date of the grant.
(11) Same as [7] above, except option becomes exercisable in annual 25 percent increments beginning April 18, 2001, the first anniversary of the date of the grant.
(12) Same as [7] above, except option becomes exercisable in annual 25 percent increments beginning April 17, 2002, the first anniversary of the date of the grant.
(13) Same as [7] above, except option becomes exercisable in annual 25 percent increments beginning April 16, 2003, the first anniversary of the date of the grant.

By: /s/ Ward J. Timken **Signature of Reporting Person	3/4/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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